UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Silver Run Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Centennial Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,005,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,005,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,005,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person PN (Delaware limited partnership)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone VI REL Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,005,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,005,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,005,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,005,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,005,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,005,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person PN (Delaware limited partnership)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,005,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,005,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,005,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy GP VI Corp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,005,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,005,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,005,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.3%

14	Type of Reporting Person CO (Delaware corporation)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,385,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,385,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,385,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.7%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,385,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,385,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,385,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.7%

14	Type of Reporting Person IN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,385,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,385,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,385,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.7%

14	Type of Reporting Person IN

CUSIP No. 15136A102	13D

Item 1.                                 Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock (the “Class A Common Stock”), of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 1401 Seventeenth Street, Suite 1000, Denver, Colorado 80202.

Item 2.                                 Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)                                 Silver Run Sponsor, LLC (“Silver Run Sponsor”);

(2)                                 Silver Run Sponsor Manager, LLC (“Silver Run Manager”);

(3)                                 Riverstone Centennial Holdings, L.P. (“Riverstone Centennial”);

(4)                                 Riverstone VI REL Holdings GP, LLC (“Riverstone REL”);

(5)                                 Riverstone Energy Partners VI, L.P. (“Riverstone Energy Partners”);

(6)                                 Riverstone Energy GP VI, LLC (“Riverstone Energy GP”);

(7)                                 Riverstone Energy GP VI Corp (“Riverstone Energy Corp”);

(8)                                 Riverstone Holdings LLC (“Riverstone Holdings” and, together with Riverstone Centennial, Riverstone REL, Riverstone Energy Partners, Riverstone Energy GP, and Riverstone Energy Corp, the “Riverstone Entities”);

(9)                                 David M. Leuschen  (“Mr. Leuschen”); and

(10)                          Pierre F. Lapeyre, Jr. (“Mr. Lapeyre”).

Silver Run Sponsor, Silver Run Manager, and the Riverstone Entities are each organized under the laws of the State of Delaware.  The business address of each of Silver Run Sponsor and Silver Run Manager is 1000 Louisiana St., Suite 1450, Houston, Texas 77002.  The business address of each of the Riverstone Entities is 712 Fifth Avenue, 36th Floor, New York, NY 10019.  Silver Run Sponsor, Silver Run Manager and the Riverstone Entities are principally engaged in the business of investing in securities, including the Issuer.

Information with respect to the executive officers and directors of Silver Run Sponsor, Silver Run Manager and the Riverstone Entities (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America.  They are the managing directors and the sole members of Riverstone Holdings.  The business address of Mr. Leuschen and Mr. Lapeyre is 712 Fifth Avenue, 36th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 15136A102	13D

Item 3.                                 Source and Amount of Funds or Other Consideration

Prior to the initial public offering of  the Issuer, Silver Run Sponsor purchased 11,500,000 shares of Class B Common Stock of Silver Run Acquisition Corporation for an aggregate purchase price of $25,000 and received 1,437,500 additional shares of Class B Common Stock as result of a stock dividend. Silver Run Sponsor subsequently transferred 120,000 shares of Class B Common Stock to certain director nominees and forfeited 437,500 shares for no consideration. Silver Run Sponsor also purchased warrants to purchase 8,000,000 shares of Class A Common Stock for an aggregate purchase price of $12,000,000 in connection with the closing of the Issuer’s initial public offering.

Silver Run Sponsor obtained the funds to purchase the shares of Class B Common Stock and the warrants through a capital contribution from Silver Run Manager, which in turn received the funds from capital contributions from its members.

In connection with the closing of the Business Combination described in Item 4 herein, the Issuer sold 81,005,000 shares of Class A Common Stock to Riverstone Centennial for a purchase price of $10.00 per share.

Riverstone Centennial obtained the funds to purchase the shares of Class A Common Stock through a capital contribution from the other Riverstone Entities, which in turn received the funds from capital contributions from their respective members and/or limited partners.

Item 4.                                 Purpose of Transaction

Business Combination

On October 11, 2016, the Issuer consummated the acquisition  of approximately 89% of the outstanding membership interests in Centennial Resource Production, LLC (the “Business Combination”).  Upon consummation of the Business Combination, each outstanding share of Class B Common Stock automatically converted into one share of Class A Common Stock.

Subscription Agreement

To fund a portion of the cash consideration for the Business Combination, the Issuer issued and sold 81,005,000 shares of Class A Common Stock to Riverstone Centennial at a price of $10.00 per share pursuant to a subscription agreement, dated July 21, 2016, by and between  the Issuer, and Riverstone Centennial (the “Subscription Agreement”).

Registration Rights Agreement

In connection with the consummation of the Business Combination, on October 11, 2016, the Issuer, Silver Run Sponsor, Riverstone Centennial and certain other holders of the Issuer’s

CUSIP No. 15136A102	13D

securities entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer granted demand registration rights, short-form registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier of: (i) the tenth anniversary of the Registration Rights Agreement or (ii) the date as of which (A) all Registrable Securities (as defined in the Registration Rights Agreement) have been sold pursuant to a registration statement or (B) no Registrable Securities remain outstanding.

Sponsor Warrants Purchase Agreement

On February 29, 2016, Silver Run Sponsor purchased from the Issuer an aggregate of 8,000,000 warrants (the “Warrants”) at a price of $1.50 per whole warrant pursuant to a Sponsor Warrant Purchase Agreement . The Warrants are exercisable at any time on or after November 10, 2016 at a price of $11.50 per share. The Warrants will expire on the fifth anniversary of the consummation of the Business Combination.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis.  Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.  In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Item 5.                                 Interest in Securities of the Issuer

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to

CUSIP No. 15136A102	13D

dispose or to direct the disposition of, as of the date hereof, based on 164,449,079 shares of Class A Common Stock outstanding as of October 11, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	20,380,000	12.4%	0	20,380,000	0	20,380,000
Silver Run Sponsor Manager, LLC	20,380,000	12.4%	0	20,380,000	0	20,380,000
Riverstone Centennial Holdings, L.P.	81,005,000	49.3%	0	81,005,000	0	81,005,000
Riverstone VI REL Holdings GP, LLC	81,005,000	49.3%	0	81,005,000	0	81,005,000
Riverstone Energy Partners VI, L.P.	81,005,000	49.3%	0	81,005,000	0	81,005,000
Riverstone Energy GP VI, LLC	81,005,000	49.3%	0	81,005,000	0	81,005,000
Riverstone Energy GP VI Corp	81,005,000	49.3%	0	81,005,000	0	81,005,000
Riverstone Holdings LLC	101,385,000	61.7%	0	101,385,000	0	101,385,000
David M. Leuschen	101,385,000	61.7%	0	101,385,000	0	101,385,000
Pierre F. Lapeyre Jr.	101,385,000	61.7%	0	101,385,000	0	101,385,000

Silver Run Sponsor is the record holder of 12,380,000 shares of Class A Common Stock and warrants to purchase an additional 8,000,000 shares of Class A Common Stock that are exercisable at any time. Riverstone Centennial is the record holder of 81,005,000 shares of Class A Common Stock.

Silver Run Manager is the managing member of Silver Run Sponsor. Riverstone Holdings is the managing member of Silver Run Manager. Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Holdings and have or share voting and investment discretion with respect to the securities held of record by Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor. Each such entity or person disclaims any such beneficial ownership of such securities.

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the managing member of Riverstone REL, which is the general partner of Riverstone Centennial.  Riverstone Energy GP is managed by an eight person managing committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Andrew W. Ward, Mark G. Papa and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. As such, each of Riverstone REL, Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Riverstone Centennial.  Each such entity or person disclaims any such beneficial ownership.

CUSIP No. 15136A102	13D

(c)                                  Except as described above pursuant to the Subscription Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Subscription Agreement,  the Registration Rights Agreement and the Warrants, and is incorporated herein by reference.  A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.               Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2

Subscription Agreement, dated July 21, 2016, by and between Silver Run Acquisition Corporation and Riverstone Centennial Holdings, L.P. (incorporated by reference to Annex H to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 23, 2016).

3

Amended and Restated Registration Rights Agreement, dated as of October 11, 2016, by and among Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), Silver Run Sponsor, LLC, the individuals party thereto, Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP and Riverstone Holdings, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2016).

CUSIP No. 15136A102	13D

4

Sponsor Warrants Purchase Agreement, dated February 23, 2016, between Silver Run Acquisition Corporation and Silver Run Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2016.

24.1	Power of Attorney of David M. Leuschen.

24.2	Power of Attorney of Pierre F. Lapeyre, Jr.

CUSIP No. 15136A102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2016
Silver Run Sponsor, LLC
	By:	Silver Run Sponsor Manager, LLC, its managing member

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Silver Run Sponsor Manager, LLC

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Riverstone Centennial Holdings, L.P.
	By:	Riverstone VI REL Holdings GP, LLC,
its general partner

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Riverstone VI REL Holdings GP, LLC

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Riverstone Energy Partners VI, L.P.
	By:	Riverstone Energy GP VI, LLC,
its general partner

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Riverstone Energy GP VI, LLC

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

CUSIP No. 15136A102	13D

Riverstone Energy GP VI Corp

By:	/s/ Thomas J. Walker
Title:	Vice President

Riverstone Holdings LLC

By:	/s/ Thomas J. Walker, Authorized Person

David M. Leuschen

By:	/s/ Thomas J. Walker, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Thomas J. Walker, attorney-in-fact

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP VI Corp

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

Riverstone Energy GP VI, LLC

Management Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Mark G. Papa	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones*	Partner of Riverstone Holdings LLC	United States

Baran Tekkora*	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio*	Partner of Riverstone Holdings LLC	United States

* Serves on the Management Committee on a rotating basis.